

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2020

Murielle Lortie
Chief Financial Officer
Liminal BioSciences Inc.
440 Armand-Frappier Boulevard, Suite 300
Laval, Québec
Canada
H7V 4B4

> **Re: Liminal BioSciences Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2019**
> **Filed March 20, 2020**
> **File No. 001-39131**

Dear Ms. Lortie:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2019

Independent Auditor's Report, page F-4

1.   We note that Ernst & Young LLP conducted their audit of the Company's consolidated financial statements for the year ended December 31, 2017 in accordance with Canadian generally accepted auditing standards. With reference to Instruction 2 of Item 8.A.2, please explain why the audit was not conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Note 22- Revenues from Continuing Operations, page F-53

2.   We note that you recognized licensing revenues of $19,724 in the third quarter of 2017 related to an agreement with a third party in China. You terminated this agreement in March 2018 due to the third party not remitting funds within the specified payment terms

and you wrote-off the associated accounts receivable as of December 31, 2017. With reference to the specific terms of the license agreement and the appropriate accounting literature, tell us your basis for recognizing all of associated revenues in the third quarter of 2017, including how you determined collection of consideration was reasonably assured. If known, tell us why the third party chose not to remit funds.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Jeanne Baker, Staff Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences